SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14625

TECH DATA CORPORATION 401(k) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION

5350 Tech Data Drive

Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

June 26, 2009

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Investments, at fair value:
Money market fund	$9,035,971	$6,904,581
Mutual funds	51,887,137	80,742,919
Tech Data Stock	4,335,857	10,217,845
Participant loans	2,873,915	2,895,453

Total investments	68,132,880	100,760,798

Receivables:
Employer contributions	—	171,582
Participant contributions	—	280,318
Other	74	81,783

Total receivables	74	533,683

Cash, interest bearing	52,728	—

Total assets	68,185,682	101,294,481

Liabilities:
Other	(4,603)	(31,772)

Total liabilities	(4,603)	(31,772)

Net assets available for benefits	$68,181,079	$101,262,709

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,
	2008	2007
(Deductions)/additions to net assets attributable to:
Net depreciation in fair value of mutual funds	$(31,676,338)	$(1,198,500)
Net depreciation in fair value of Tech Data Stock	(4,863,058)	(23,981)
Interest and dividends	2,482,419	7,696,994

Investment (loss)/income	(34,056,977)	6,474,513

Employer contributions	2,498,031	2,318,032
Participant contributions	7,442,597	7,423,042

Contributions	9,940,628	9,741,074

Total (deductions)/additions	(24,116,349)	16,215,587

Deductions from net assets attributable to:
Loan and administrative fees	47,737	23,727
Distributions to participants	8,917,544	10,760,113

Total deductions	8,965,281	10,783,840

Net (decrease)/increase	(33,081,630)	5,431,747
Net assets available for benefits:
Balance, beginning of year	101,262,709	95,830,962

Balance, end of year	$68,181,079	$101,262,709

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan, a defined contribution plan adopted January 1, 2000 and amended and restated January 1, 2003 and January 1, 2006, is a result of the merger of the Tech Data Corporation Retirement Savings Plan (the “Retirement Savings Plan”) and the Tech Data Corporation Employee Stock Ownership Plan (the “ESOP”), both defined contribution plans, into this Plan. Since January 1, 2003, the Plan has been amended for such items as discrimination testing, eligibility, maximum deferral rate, various definition terms and other items. The Plan was amended and restated into one document in April 2007, effective January 1, 2006. The Plan covers all employees of Tech Data Corporation and affiliated companies based in the United States (the “Company”) who have completed 30 days of employment with the Company and are age eighteen or older with respect to elective contributions. The Plan was amended in 2007 to automatically enroll in the plan all new employees hired on August 1, 2007 and after that have completed 30 days of employment and are age eighteen or older. Eligibility for participation with respect to employer contributions is met upon completion of one year of service and attainment of age eighteen or older as defined in the Plan agreement. Effective March 28, 2008, the Plan was amended to change the participation eligibility of employees who are rehired or obtain a change of employment status from the date of rehire or change of status to an administratively feasible period of time after the change in status. The amendment also allows a temporary employee that has completed one year of service to participate in the Plan to comply with the new IRS Quality Assurance Bulletin on part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Fidelity Management Trust Company is the Plan’s trustee, and Fidelity Investments Institutional Operations Company (both referred to as “Fidelity”) is the recordkeeper of the Plan’s assets. Participants’ investment options are various mutual funds, a money market fund and a unitized Tech Data Stock Fund. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives and contains several types of assets including, but not limited to, corporate stock, debt instruments and money market instruments.

Contributions – Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement and can defer from 1% to 90% (subject to regulatory limitations). If automatically enrolled, a participant’s deferral is set at an amount of eligible compensation until changed by the participant. All participants who have attained age 50 before the close of the Plan year shall be eligible to make catch up contributions, also subject to regulatory limitations. Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct Company contributions and matching contributions. In 2008, the Company matched 50%, up to 6%, of a participant’s salary deferrals. In 2008, the Company match was contributed and invested based on each employee’s current investment elections. In 2007, the Company match was made with Tech Data Stock Fund equivalent units. Beginning in 2008, the Company match contributions are allocated in the same manner as that of the participant’s elective contributions.

The Plan permits an additional type of Company discretionary matching contribution, called an “incentive matching contribution”, which allows the Company to make incentive matching contributions only if certain financial performance goals are met by the Company. The Company did not make an incentive matching contribution for 2008 and 2007.

Effective December 20, 2008, the Company suspended all matching contributions for the remainder of fiscal year 2008 and for all of fiscal year 2009. The Company has not yet determined whether matching contributions will be made for fiscal year 2010 or future years.

Expenses of the Plan – All expenses incurred in the administration of the Plan are paid by the Company with the exception of any loan fees and in-service withdrawal fees, which are paid by the participants and certain other plan expenses that may be paid by the Plan from the forfeitures balance. Fees paid directly by participants and from forfeitures are shown as a deduction from net assets in the statements of changes in net assets available for benefits.

Participant accounts – Each participant’s account is credited with the participant’s contributions, the Company’s contributions, if any, and allocations of earnings. Allocations of earnings are based on participant share of net earnings and losses of their respective elective investment options, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

(1) DESCRIPTION OF PLAN, CONTINUED

Loans – The Plan allows participants to borrow from the Plan. Participants may borrow up to 50% of their vested account balance, provided the aggregate dollar amount of the participant’s loans outstanding does not exceed $50,000. Participants are limited to two active loans at any one time. Loans must be a minimum of $1,000 and are collateralized by the participant’s account. The term of repayment may not exceed 5 years, unless the loan proceeds are used to acquire a principal residence in which case the period is not to exceed 30 years. The interest rate for a loan is the prime rate plus 1%. Participants may repay the loan ratably through payroll deductions and/or direct payments to the recordkeeper.

Vesting – Participants are immediately vested in their voluntary deferral contributions, rollovers, Qualified Non Elective Contributions (“QNECs”) and earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after four years of service for Company contributions and earnings thereon.

Forfeitures – Contributions forfeited by terminated participants may be used to reduce Company contributions or to pay certain administrative expenses of the Plan. No forfeitures were used during 2008 and 2007 to reduce the Company’s matching contribution. Forfeitures and related earnings of approximately $91,000 and $102,000 were available to reduce Company contributions as of December 31, 2008 and 2007, respectively.

Unallocated assets – Unallocated assets at December 31, 2008 and 2007 were approximately $91,000 and $102,000, respectively.

Payment of benefits – Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability or death of the participant, (3) upon termination of service or (4) if actively employed, upon attainment of age 59  1/2 (vested balances only). Distributions are paid in a lump-sum amount or in the instance of a distribution from the Tech Data Stock Fund, in whole shares of Tech Data Stock. If the participant dies, 100% of the participant’s account balance will be paid to the designated beneficiary or beneficiaries.

The Plan also has a hardship withdrawal provision which allows active participants, meeting specified requirements, to take a distribution that does not exceed an amount that satisfies their immediate financial need plus any related taxes.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accounts of the Plan are maintained on the accrual basis and are in accordance with U.S. generally accepted accounting principles.

Valuation of investments and income recognition – Investments in mutual funds, the money market fund and Tech Data Stock are valued at quoted market prices in an active market based on the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

(3) INVESTMENTS

The Plan’s investments, including investments bought, sold and held during the year, depreciated in value by $36,539,396 during the year ended December 31, 2008 and by $1,222,481 during the year ended December 31, 2007 as follows:

	Year ended December 31,
	2008	2007
Appreciation/(depreciation) in fair value determined by quoted market prices:
Manager’s Special Equity Fund	$(382,095)	$(1,170,900)
Fidelity Capital and Income Fund	(715,076)	(45,346)
Fidelity Equity Income Fund	(60,619)	(79,768)
Fidelity Capital Appreciation Fund	(5,108,357)	—
Fidelity Small Cap Independence Fund	(1,669,449)	—
Fidelity Government Income Fund	220,017	68,009
Fidelity Low-Priced Stock Fund	(728,400)	(76,797)
Fidelity Diversified International Fund	(5,932,286)	824,038
Fidelity Dividend Growth Fund	(161,328)	(405,303)
Fidelity Freedom Income Fund	(26,712)	(540)
Fidelity Freedom 2000 Fund	(21,507)	(325)
Fidelity Freedom 2010 Fund	(192,158)	6,377
Fidelity Freedom 2015 Fund	(61,595)	63
Fidelity Freedom 2020 Fund	(433,147)	12,221
Fidelity Freedom 2025 Fund	(48,203)	1,623
Fidelity Freedom 2030 Fund	(878,501)	39,371
Fidelity Freedom 2035 Fund	(220,716)	2,458
Fidelity Freedom 2040 Fund	(482,240)	17,283
Fidelity Freedom 2045 Fund	(37,915)	(683)
Fidelity Freedom 2050 Fund	(38,195)	(1,388)
Dodge & Cox Balanced Fund	(5,286,250)	(986,961)
Vanguard Institutional Index Fund	(1,773,757)	—
Vanguard Windsor II Fund	(382,539)	—
JPM Mid Cap Value Fund	(82,841)	—
Lord Abbett Mid Cap Value Fund	(297,907)	(472,500)
Spartan US Equity Index Fund	(200,535)	181,714
Lord Abbett Mid Cap Value I Fund	(694,238)	—
Artisan Mid Cap Fund	(4,069,908)	43,703
Lord Abbett Small Cap Value Fund	(88,160)	(184,759)
Lord Abbett Small Cap Value I Fund	(1,304,877)	—
Harbor Capital Appreciation Fund	(460,273)	1,041,729
Fidelity Investment Grade Bond Fund	(56,571)	(11,819)

Total mutual funds	(31,676,338)	(1,198,500)
Tech Data Stock	(4,863,058)	(23,981)

Total net depreciation in fair value of investments	$(36,539,396)	$(1,222,481)

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

(3) INVESTMENTS, CONTINUED

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Tech Data Stock	$4,335,857	$10,217,845
Fidelity Retirement Money Market Fund	9,035,971	6,904,581
Harbor Capital Appreciation Fund	—	9,325,046
Fidelity Dividend Growth Fund	—	5,483,282
Spartan U.S. Equity Index Fund	—	5,116,389
Artisan Mid Cap Fund	5,064,349	8,846,123
Fidelity Capital Appreciation Fund	8,452,988	—
Dodge & Cox Balanced Fund	9,216,936	13,980,707
Fidelity Government Income Fund	4,850,723	**
Fidelity Diversified International Fund	6,672,308	13,367,549

**	Investment is less than 5%

(4) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants immediately become 100% vested in their accounts.

(5) RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(6) PARTIES-IN-INTEREST

The Plan investments include shares of Tech Data Stock and various mutual funds managed by Fidelity. As of December 31, 2008 and 2007, the value of Tech Data Stock totaled $4,335,857 and $10,217,845, respectively. As of December 31, 2008 and 2007, the value of the Fidelity investments totaled $38,416,942 and $38,600,307, respectively.

(7) INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code and therefore, believes the Plan, is qualified and the related trust is tax exempt.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157 (“SFAS 157”) which applies to financial assets and liabilities that are being measured and reported on a fair value basis and expands disclosures about fair value measurements. The adoption of SFAS 157 for financial assets and liabilities did not have a material effect on the Company’s existing fair value measurement practices but requires disclosure of a fair value hierarchy of inputs used to value an asset or a liability. The three levels of the fair value hierarchy include: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – inputs other than quoted market prices included in Level 1 above that are observable for the asset or liability, either directly or indirectly; and Level 3 – unobservable inputs for the asset or liability. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total

Money market fund	$9,035,971			$9,035,971
Mutual funds	51,887,137			51,887,137
Tech Data Stock	4,335,857			4,335,857
Participant loans			$2,873,915	2,873,915

Total assets at fair value	$65,258,965	$—	$2,873,915	$68,132,880

Other receivables and other liabilities are carried at cost which approximates fair value due to their short term nature.

The level three inputs for participant loans are market interest rates as of December 31, 2008. The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets

Year Ended December 31, 2008

Participant Loans

Balance, beginning of year	$2,895,453

Realized gains/(losses)	—

Unrealized gains/(losses) relating to instruments still held at the reporting date	—

Purchases, sales, issuances and settlements (net)	(21,538)

Balance, end of year	$2,873,915

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

(9) SUBSEQUENT EVENT

Effective February 18, 2009, the Dodge and Cox Balanced Fund will be replaced by the American Balanced Fund and the Fidelity Investment Grade Bond Fund will be replaced with the PIMCO Total Return Fund. Those participants’ investments in the Dodge and Cox Balanced Fund and the Fidelity Investment Grade Bond Fund will be mapped to the American Balance Fund and the PIMCO Total Return Fund accordingly.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Schedule H, line 4i

Employer identification number: 59-1578329

Plan number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Fidelity Retirement Money Market Fund	9,035,971 shares, Fidelity Retirement Money Market Fund	*	*	$9,035,971
*	Fidelity Investment Grade Bond Fund	66,037 shares, Fidelity Investment Grade Bond Fund	*	*	419,338
*	Fidelity Capital Appreciation Fund	537,380 shares, Fidelity Capital Appreciation Fund	*	*	8,452,988
*	Fidelity Government Income Fund	442,988 shares, Fidelity Government Income Fund	*	*	4,850,723
*	Fidelity Low-Priced Stock Fund	40,539 shares, Fidelity Low-Priced Stock Fund	*	*	937,256
*	Fidelity Diversified International Fund	310,196 shares, Fidelity Diversified International Fund	*	*	6,672,308
*	Fidelity Small Cap Independence Fund	224,135 shares, Fidelity Small Cap Independence Fund	*	*	2,360,140
*	Fidelity Freedom Income Fund	20,594 shares, Fidelity Freedom Income Fund	*	*	196,877
*	Fidelity Freedom 2000 Fund	10,470 shares, Fidelity Freedom 2000 Fund	*	*	105,224
*	Fidelity Freedom 2010 Fund	40,067 shares, Fidelity Freedom 2010 Fund	*	*	415,091
*	Fidelity Freedom 2015 Fund	11,716 shares, Fidelity Freedom 2015 Fund	*	*	100,292
*	Fidelity Freedom 2020 Fund	83,403 shares, Fidelity Freedom 2020 Fund	*	*	838,199
*	Fidelity Freedom 2025 Fund	11,406 shares, Fidelity Freedom 2025 Fund	*	*	93,869
*	Fidelity Freedom 2030 Fund	149,163 shares, Fidelity Freedom 2030 Fund	*	*	1,455,834
*	Fidelity Freedom 2035 Fund	49,351 shares, Fidelity Freedom 2035 Fund	*	*	396,287
*	Fidelity Freedom 2040 Fund	131,076 shares, Fidelity Freedom 2040 Fund	*	*	732,713
*	Fidelity Freedom 2045 Fund	11,919 shares, Fidelity Freedom 2045 Fund	*	*	78,426
*	Fidelity Freedom 2050 Fund	10,294 shares, Fidelity Freedom 2050 Fund	*	*	66,497
	Dodge & Cox Balanced Fund	179,808 shares, Dodge & Cox Balanced Fund	*	*	9,216,936
*	Fidelity Capital & Income Fund	221,412 shares, Fidelity Capital & Income Fund	*	*	1,208,909
	Vanguard Windsor II Fund	21,690 shares, Vanguard Windsor II Fund	*	*	735,714
	Artisan Mid Cap Fund	297,728 shares, Artisan Mid Cap Fund	*	*	5,064,349

TECH DATA CORPORATION

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (CONTINUED)

December 31, 2008

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
	Lord Abbett Small Cap Value I Fund	151,626 shares, Lord Abbett Small Cap Value I Fund	*	*	3,064,356
	JPM Mid Cap Value Fund	82,475 shares, JPM Mid Cap Value Fund	*	*	1,282,482
	Vanguard Institutional Index Fund	38,070 shares, Vanguard Institutional Index Fund	*	*	3,142,329
*	Tech Data Stock	242,985 shares, Tech Data Stock within the Tech Data Unitized Stock Fund	*	*	4,335,857
*	Participant loans	4.25% -10% interest rate; principal and interest payable monthly; secured by participants’ vested account balances	$0		2,873,915

					$68,132,880

*	Denotes exempt party-in-interest.
**	Information not required as investment is participant directed.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(k) SAVINGS PLAN

DATE: June 26, 2009

By:	/s/ Joseph B. Trepani
Name:	Joseph B. Trepani
Senior Vice President and Corporate Controller

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23	Consent of Independent Registered Certified Public Accounting Firm.